UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Global Med Technologies, Inc.
(Name of Subject Company)
Global Med Technologies, Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
37935E101
(CUSIP Number of Class of Securities)
Michael I. Ruxin
Chief Executive Officer
Global Med Technologies, Inc.
12600 West Colfax, Suite C-420,
Lakewood, CO 80215
(303) 238-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
Copies to:
Clayton E. Parker
Martin T. Schrier
K&L Gates LLP
200 S. Biscayne Boulevard, Suite 3900
Miami, Florida 33131
(305) 539-3300
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This filing on Schedule 14D-9 relates to a planned tender offer by Atlas Acquisition Corp. (“Acquisition Sub”), a Colorado corporation and a wholly-owned subsidiary of Haemonetics Corporation (“Haemonetics”), a Massachusetts corporation, to purchase all of the outstanding shares of common stock, $0.01 par value per share, and all of the outstanding shares of preferred stock, $0.01 par value per share, of Global Med Technologies, Inc. (“Global Med”), a Colorado corporation, to be commenced pursuant to an Agreement and Plan of Merger, dated as of January 31, 2010, by and among Haemonetics, Acquisition Sub and Global Med.
Forward-Looking Statements
This document contains forward-looking statements, including those relating to Haemonetics’ anticipated acquisition of Global Med and expected benefits and effects of the transaction. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those stated or implied, including but not limited to: the risk that the transaction will not be consummated in a timely manner or at all if, among other things, fewer than a majority of the shares of Global Med common stock are tendered, clearance under the Hart-Scott-Rodino Antitrust Improvements Act is not obtained, or other closing conditions are not satisfied; and that Global Med’s business will have been adversely impacted during the pendency of the tender offer. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof and are subject to risks and uncertainties, which may cause Global Med’s actual results to differ materially from the statements contained herein. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Neither Global Med nor Haemonetics undertake any obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events. Additional information on these and other risks, uncertainties and factors is included in Global Med’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC.
Additional Information and Where to Find It
The tender offer described herein has not commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell capital stock of Global Med. At the time the tender offer is commenced, Haemonetics and Acquisition Sub will file a Tender Offer Statement on Schedule TO with the SEC and Global Med will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.
The tender offer will be made solely by the Tender Offer Statement. Holders of shares of Global Med common stock and preferred stock are urged to read the Tender Offer Statement (including the Offer to Purchase, related Letter of Transmittal and all other offer documents) and the Solicitation/Recommendation Statement when they become available because they will contain important information that holders of shares of Global Med common stock and preferred stock should consider before making any decision regarding tendering their securities.
Stockholders of Global Med will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Haemonetics and Global Med through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations department of Global Med at 303-238-2000 or by mailing a request to Global Med at 12600 West Colfax, Suite C-420, Lakewood, CO 80215.

The following is a summary of a summons and complaint filed on February 9, 2010 against Global Med.
Shareholder Litigation.
     On February 9, 2010, a complaint was filed in the District Court of Jefferson County, Colorado against the Company, Purchaser, Haemonetics, Michael Ruxin, Thomas Marcinek, Sarah Eames, T. Kendall Hunt, and Robert Gilmore (Dr. Ruxin, Mr. Marcinek, Ms. Eames, Mr. Hunt and Mr. Gilmore, collectively, the “Individuals”) on behalf of a purported class of public stockholders of Global Med relating to the Offer (the “Shareholder Suit”).
     The complaint alleges, among other things, that:
•	the Individuals have breached their fiduciary duties in connection with the Offer;

•	the Individuals failed to engage in an honest and fair sale process; and

•	Global Med, Haemonetics and Purchaser aided the Individuals’ breach of fiduciary duties.
     The plaintiffs seek, among other relief, class action status, preliminary and permanent injunctive relief against completing the transaction contemplated by the Offer, rescission if the transaction contemplated by the Offer is consummated or recessionary damages, an accounting for the damages sustained, and the costs of the action, including reasonable allowance for attorneys’ fees and experts’ fees. Global Med believes the lawsuit is without merit and intends to vigorously defend itself against it.
     Pursuant to the District Court Civil Summons, the defendants’ deadline to respond to the complaint is March 2, 2010.